UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the quarterly period ended March 31, 2004

TEEKAY SHIPPING CORPORATION
(Exact name of Registrant as specified in its charter)

TK House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59212, Nassau, Bahamas
(Address of principal executive office)

          [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F          X           Form 40- F

          [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):          ]

Yes                     No          X

          [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):          ]

Yes                     No          X

          [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                     No          X

          [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-          ]

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2004

INDEX

PART I:	FINANCIAL INFORMATION	PAGE

Item 1.	Financial Statements

Independent Chartered Accountant's Review Report on Consolidated Interim Financial Statements	3

Consolidated Statements of Income
for the three months ended March 31, 2004 and 2003	4

Consolidated Balance Sheets
as at March 31, 2004 and December 31, 2003	5

Consolidated Statements of Cash Flows
for the three months ended March 31, 2004 and 2003	6

Notes to the Consolidated Financial Statements	7

Schedule A to the Consolidated Financial Statements	17

Item 2.	Management's Discussion and Analysis of Financial Condition and Results of Operations	20

Item 3.	Quantitative and Qualitative Disclosures about Market Risk	28

PART II:	OTHER INFORMATION	29

SIGNATURES		30

ITEM 1 -           FINANCIAL STATEMENTS

INDEPENDENT CHARTERED ACCOUNTANT’S REVIEW REPORT ON CONSOLIDATED INTERIM
FINANCIAL STATEMENTS

To the Shareholders and Board of Directors of
Teekay Shipping Corporation

We have reviewed the accompanying consolidated balance sheet of Teekay Shipping Corporation and subsidiaries as of March 31, 2004, the related consolidated statements of income for the three-month periods ended March 31, 2004 and 2003, and the consolidated statements of cash flows for the three-month periods ended March 31, 2004 and 2003. Our review also included Schedule A as of March 31, 2004 and for the three-month periods ended March 31, 2004 and 2003 listed in Index Item 1. These consolidated interim financial statements and schedule are the responsibility of the Company’s management.

We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data, and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States, which will be performed for the full year with the objective of expressing an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying consolidated interim financial statements and schedule referred to above for them to be in conformity with accounting principles generally accepted in the United States.

We have previously audited, in accordance with auditing standards generally accepted in the United States, the consolidated balance sheet of Teekay Shipping Corporation and subsidiaries as of December 31, 2003, the related consolidated statements of income, changes in stockholders’ equity and cash flows for the year then ended, and the related schedule as of and for the year ended December 31, 2003, not presented herein, and in our report dated February 18, 2004 (except for Note 20(b) which is as of March 15, 2004), we expressed an unqualified opinion on those consolidated financial statements and related schedule when considered in relation to the financial statements taken as a whole. In our opinion, the information set forth in the accompanying consolidated balance sheet as of December 31, 2003, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived. Also, in our opinion, the information as of December 31, 2003 set forth in Schedule A referred to above, is fairly stated, in all material respects in relation to the consolidated balance sheet and related schedule from which it has been derived.

Vancouver, Canada, April 23, 2004 (except for Note 3 which is as of April 30, 2004)	/s/ ERNST & YOUNG LLP Chartered Accountants

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(in thousands of U.S. dollars, except share and per share amounts)

                                                                                   Three Months Ended March 31,
                                                                                    2004                  2003
                                                                                      $                     $
                                                                             -------------------- --------------------
                                                                                           (unaudited)

VOYAGE REVENUES                                                                    551,451              282,232
-------------------------------------------------------------- -------- ---- -------------------- --------------------
OPERATING EXPENSES
Voyage expenses                                                                    103,884               69,334
Vessel operating expenses                                                           48,912               42,646
Time-charter hire expense                                                          108,665               12,911
Depreciation and amortization                                                       53,614               39,130
General and administrative                                                          27,625               14,727
-------------------------------------------------------------- -------- ---- -------------------- --------------------
                                                                                   342,700              178,748
-------------------------------------------------------------- -------- ---- -------------------- --------------------

Income from vessel operations                                                      208,751              103,484
Write-downs and gain (loss) on sale of vessels (note 12)                               603              (25,787)
Restructuring charge (note 12)                                                        (762)                   -
Equity income from joint ventures                                                    1,836                  785
-------------------------------------------------------------- -------- ---- -------------------- --------------------

Operating income                                                                   210,428               78,482
-------------------------------------------------------------- -------- ---- -------------------- --------------------

OTHER ITEMS
Interest expense                                                                   (21,563)             (14,386)
Interest income                                                                      1,254                  846
Other loss (note 13)                                                                (1,110)             (11,363)
-------------------------------------------------------------- -------- ---- -------------------- --------------------
                                                                                   (21,419)             (24,903)
-------------------------------------------------------------- -------- ---- -------------------- --------------------

Net income                                                                         189,009               53,579
-------------------------------------------------------------- -------- ---- -------------------- --------------------

Earnings per common share(note 16)
     - Basic                                                                          4.63                 1.35
     - Diluted                                                                        4.37                 1.32
Weighted average number of common shares
     - Basic                                                                    40,810,396           39,740,399
     - Diluted                                                                  43,261,082           40,451,189
-------------------------------------------------------------- -------- ---- -------------------- --------------------

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

                                                                                           As at            As at
                                                                                         March 31,       December 31,
                                                                                           2004              2003
                                                                                             $                $
                                                                                      ---------------- -----------------
                                                                                        (unaudited)
     ASSETS
     Current
     Cash and cash equivalents (note 9)                                                   304,009         292,284
     Restricted cash                                                                        1,902           2,672
     Accounts receivable                                                                  138,196         146,523
     Prepaid expenses and other assets                                                     46,934          39,054
     ----------------------------------------------------------------------------- ---------------- -----------------
     Total current assets                                                                 491,041         480,533
     ----------------------------------------------------------------------------- ---------------- -----------------

     Marketable securities (note 6)                                                       173,311          95,511

     Vessels and equipment (note 9)
     At cost, less accumulated depreciation of $1,083,120
         (December 31, 2003 -  $1,034,747)                                              2,506,536       2,386,642
     Vessels under capital leases, at cost, less accumulated
         depreciation of $804 (December 31, 2003 - $438)                                   36,840          37,562
     Advances on newbuilding contracts (note 11)                                           80,183         150,656
     ----------------------------------------------------------------------------- ---------------- -----------------
     Total vessels and equipment                                                        2,623,559       2,574,860
     ----------------------------------------------------------------------------- ---------------- -----------------
     Net investment in direct financing leases (note 5)                                    80,607          73,073
     Investment in joint ventures                                                          55,488          54,392
     Deposit for purchase of Naviera F. Tapias S.A. (note 3)                               30,183               -
     Other assets                                                                          52,215          60,333
     Intangible assets - net (note 7)                                                     113,705         118,588
     Goodwill (note 7)                                                                    130,754         130,754
     ----------------------------------------------------------------------------- ---------------- -----------------

                                                                                        3,750,863       3,588,044
     ================================================================================================================

     LIABILITIES AND STOCKHOLDERS' EQUITY
     Current
     Accounts payable                                                                      42,293          51,817
     Accrued liabilities                                                                   90,605         119,594
     Current portion of long-term debt (note 9)                                           101,355         102,062
     Current obligation under capital lease (note 11)                                       1,172           1,159
     ----------------------------------------------------------------------------- ---------------- -----------------
     Total current liabilities                                                            235,425         274,632
     Long-term debt (note 9)                                                            1,431,983       1,498,044
     Obligation under capital lease (note 11)                                              35,205          35,493
     Other long-term liabilities                                                          110,897         112,726
     ----------------------------------------------------------------------------- ---------------- -----------------
     Total liabilities                                                                  1,813,510       1,920,895
     ----------------------------------------------------------------------------- ---------------- -----------------
     Minority interest                                                                     15,925          15,322

     Stockholders' equity
     Capital stock (note 10)                                                              509,948         492,653
     Retained earnings                                                                  1,274,488       1,095,650
     Accumulated other comprehensive income                                               136,992          63,524
     ----------------------------------------------------------------------------- ---------------- -----------------
     Total stockholders' equity                                                         1,921,428       1,651,827
     ----------------------------------------------------------------------------- ---------------- -----------------

                                                                                        3,750,863       3,588,044
     ================================================================================================================

        Commitments and contingencies (note 11)

         The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

                                                                                    Three Months Ended March 31,
                                                                                    2004                    2003
                                                                                     $                       $
                                                                           ----------------------- -----------------------
                                                                                             (unaudited)
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income                                                                         189,009                 53,579
Non-cash items:
     Depreciation and amortization                                                  53,614                 39,130
     Gain on sale of assets                                                           (873)                (1,005)
     Loss on write-down of vessels                                                       -                 26,792
     Loss on write-down of marketable securities                                         -                  4,910
     Equity (income) loss (net of dividends received:
       March 31, 2004-$857; March 31, 2003 - $2,046)                                  (979)                 1,160
     Deferred income tax                                                             2,149                  3,322
     Other - net                                                                    (4,451)                  (475)
Change in non-cash working capital items related to operating activities           (25,346)               (38,323)
Expenditures for drydocking                                                         (7,931)                (5,019)
-------------------------------------------------------------------------- ----------------------- -----------------------

Net cash flow from operating activities                                            205,192                 84,071
-------------------------------------------------------------------------- ----------------------- -----------------------

FINANCING ACTIVITIES
Net proceeds from long-term debt                                                   413,598                155,733
Scheduled repayments of long-term debt                                             (52,607)               (19,258)
Prepayments of long-term debt                                                     (428,170)              (200,000)
Decrease (increase) in restricted cash                                                 770                    (10)
Proceeds from issuance of Common Stock                                              17,294                  1,755
Cash dividends paid                                                                (10,170)                (8,541)
-------------------------------------------------------------------------- ----------------------- -----------------------

Net cash flow used in financing activities                                         (59,285)               (70,321)
-------------------------------------------------------------------------- ----------------------- -----------------------

INVESTING ACTIVITIES
Expenditures for vessels and equipment                                             (93,829)               (62,891)
Proceeds from sale of vessels and equipment                                              -                 18,000
Proceeds from sale of available-for-sale securities                                  5,764                      -
Deposit for purchase of Naviera F. Tapias S.A. (note 3)                            (30,183)                     -
Other                                                                              (15,934)                (5,845)
-------------------------------------------------------------------------- ----------------------- -----------------------

Net cash flow used in investing activities                                        (134,182)               (50,736)
-------------------------------------------------------------------------- ----------------------- -----------------------

Increase (decrease) in cash and cash equivalents                                    11,725                (36,986)
Cash and cash equivalents, beginning of the period                                 292,284                284,625
-------------------------------------------------------------------------- ----------------------- -----------------------

Cash and cash equivalents, end of the period                                       304,009                247,639
==========================================================================================================================

        The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)
(Information as at March 31, 2004 and for the Three-Month Periods
Ended March 31, 2004 and 2003 is unaudited)

1.	Basis of Presentation

The accompanying unaudited consolidated interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States and the rules and regulations of the Securities and Exchange Commission. They include the accounts of Teekay Shipping Corporation (“Teekay”), which is incorporated under the laws of the Republic of the Marshall Islands, and its wholly owned or controlled subsidiaries (collectively, the “Company”). Certain information and footnote disclosures required by generally accepted accounting principles for complete annual financial statements have been omitted and, therefore, it is suggested that these interim financial statements be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2003. In the opinion of management, these statements reflect all adjustments (consisting only of normal recurring accruals), necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, and cash flows for the interim periods presented. The results of operations for the three-month period ended March 31, 2004 are not necessarily indicative of those for a full fiscal year.

Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current period.

2.	Segment Reporting

The Company has two reportable segments: its spot tanker segment and its fixed-rate segment. The Company’s spot tanker segment consists of conventional crude oil tankers, oil bulk ore carriers, and product carriers operating on the spot market or subject to time charters or contracts of affreightment priced on a spot-market basis or on short-term fixed-rate contracts. The Company considers contracts that have an original term of less than three years in duration to be short-term. The Company’s fixed-rate segment consists of shuttle tankers, floating storage and offtake vessels, a liquid petroleum gas carrier and conventional crude oil and product tankers subject to long-term fixed-rate time-charter contracts or contracts of affreightment. Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company’s consolidated financial statements.

The following tables present results for these segments for the three-month periods ended March 31, 2004 and 2003.
         ---------------------------------------------- -------------------- -------------------- ------------------
                                                            Spot Tanker          Fixed-Rate
                                                              Segment              Segment               Total
         Three months ended March 31, 2004                       $                    $                    $
         ---------------------------------------------- -------------------- -------------------- ------------------

         Voyage revenues - external...................        375,856              175,595              551,451
         Voyage expenses..............................         87,775               16,109              103,884
         Vessel operating expenses....................         23,453               25,459               48,912
         Time-charter hire expense....................         59,555               49,110              108,665
         Depreciation and amortization................         24,886               28,728               53,614
         General and administrative (1)...............         13,018               14,607               27,625
                                                        -------------------- -------------------- ------------------
         Income from vessel operations................        167,169               41,582              208,751
                                                        ==================== ==================== ==================
         Voyage revenues - intersegment...............              -                1,145                1,145
         Total assets at March 31, 2004...............      1,151,623            1,843,803            2,995,426

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)
(Information as at March 31, 2004 and for the Three-Month Periods
Ended March 31, 2004 and 2003 is unaudited)

         ---------------------------------------------- -------------------- -------------------- ------------------
                                                              Spot Tanker          Fixed-Rate
                                                                Segment              Segment               Total
         Three months ended March 31, 2003                         $                    $                    $
         ---------------------------------------------- -------------------- -------------------- ------------------

         Voyage revenues - external....................         241,717               40,515              282,232
         Voyage expenses                                         68,249                1,085               69,334
         Vessel operating expenses.....................          31,613               11,033               42,646
         Time-charter hire expense.....................          12,911                    -               12,911
         Depreciation and amortization.................          26,867               12,263               39,130
         General and administrative (1)................          11,589                3,138               14,727
                                                        -------------------- -------------------- ------------------
         Income from vessel operations.................          90,488               12,996              103,484
                                                        ==================== ==================== ==================
         Voyage revenues - intersegment................               -                    -                    -

(1) Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

A reconciliation of total segment assets to amounts presented in the consolidated balance sheet is as follows:
                                                                                 March 31,          December, 31
                                                                                    2004                2003
                                                                                     $                   $
                                                                             ------------------- -------------------
         Total assets of all segments........................................     2,995,426           2,942,704
         Cash, restricted cash and marketable securities.....................       479,222             390,467
         Accounts receivable and other assets................................       246,032             254,873
         Deposit for purchase of Naviera F. Tapias S.A.......................        30,183                   -
                                                                             ------------------- -------------------
            Consolidated total assets........................................     3,750,863           3,588,044
                                                                             =================== ===================
3.	Acquisition of Naviera F. Tapias S.A.

On April 30, 2004, the Company acquired 100% of the issued and outstanding shares of Naviera F. Tapias S.A. (“Tapias”), for approximately $297 million in cash, (including approximately $22.0 million for assumed net working capital), and the assumption of existing debt. In addition, the Company assumed approximately $540 million in newbuilding commitments, most of which is expected to be fully debt financed prior to the vessel deliveries. As of March 31, 2004, the Company had made a deposit of $30.0 million towards the purchase price. Tapias is the leading independent owner and operator of liquefied natural gas (“LNG”) carriers and crude oil tankers in Spain. Teekay also entered into an agreement with the shareholders of Tapias to establish a 50/50 joint venture that will pursue new business in the oil and gas shipping sectors, focusing specifically on the Spanish market. The acquisition of Tapias was funded by a combination of cash, cash generated from operations, and borrowings under existing credit facilities.

Tapias’ LNG fleet consists of four vessels, including two newbuildings scheduled for delivery in the second half of 2004. All four vessels are contracted under long-term fixed-rate charters to major Spanish energy companies. Tapias’ conventional crude oil tanker fleet consists of nine Suezmax tankers, including three newbuildings scheduled for delivery in 2004 and 2005. Five of the conventional tankers are contracted under long-term fixed-rate charters with a major Spanish oil company. The other four Suezmax tankers, two of which are currently trading under short-term contracts, are expected to join the Company’s spot tanker fleet during the next 18 months. The average remaining terms of the existing LNG and Suezmax charter contracts are approximately 21 and 18 years, respectively.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)
(Information as at March 31, 2004 and for the Three-Month Periods
Ended March 31, 2004 and 2003 is unaudited)

4.	Acquisition of 50% of PetroTrans Holdings Ltd.

On September 30, 2003, Teekay acquired 50% of the issued and outstanding shares of PetroTrans Holdings Ltd., the parent company of Skaugen PetroTrans Inc. (“SPT”). The acquisition was completed for approximately $25 million in cash, and an “earn-out element” to be calculated based on the financial performance of SPT over the next five years. The Company funded this acquisition with available cash.

SPT is a lightering company operating out of Houston, Texas. Lightering is the process of ship-to-ship transfer of oil cargo, which is required when vessels transporting oil are too large to enter ports that are not deep enough, or have narrow entrances or small berths. The lightering process consists of maneuvering a smaller tanker (service vessel) alongside the larger tanker, typically with both vessels underway. The service vessel transports the oil cargo to the port.

The acquisition of the 50% interest in PetroTrans Holdings Ltd. is being accounted for using the equity method, whereby the investment is carried at the Company’s original cost plus its proportionate share of undistributed earnings. The excess carrying value of the Company’s investment over its underlying equity in the net assets of PetroTrans Holdings Ltd., which amounts to approximately $15.7 million, has been accounted for as goodwill. This investment is included in investments in joint ventures.

5.	Acquisition of Navion AS

In April 2003, Teekay completed its acquisition of 100% of the issued and outstanding shares of Navion AS for approximately $774.2 million in cash, including transaction costs of approximately $7.0 million. The Company made a deposit of $76.0 million towards the purchase price on December 16, 2002. The remaining portion of the purchase price was paid on closing. The Company funded its acquisition of Navion by borrowing under a $500 million 364-day facility (subsequently replaced by a $550 million revolving credit facility), together with available cash and borrowings under other existing revolving credit facilities. Navion’s results of operation have been consolidated with Teekay’s results commencing April 1, 2003.

Navion, based in Stavanger, Norway, operates primarily in the shuttle tanker and the conventional crude oil and product tanker markets. Its modern shuttle tanker fleet, which as of March 31, 2004, consisted of eight owned and 13 chartered-in vessels (excluding six vessels chartered-in from the Company’s shuttle tanker subsidiary Ugland Nordic Shipping AS (“UNS”)), provides logistical services to the Norwegian state-owned oil company, Statoil ASA, and other oil companies in the North Sea under fixed-rate, long-term contracts of affreightment. Navion’s modern, chartered-in, conventional tanker fleet, which as of March 31, 2004, consisted of 12 crude oil tankers and 15 product tankers, operates primarily in the Atlantic region, providing services to Statoil and other oil companies. In addition, Navion owns two floating storage and offtake vessels currently trading as conventional crude oil tankers in the Atlantic region, one chartered-in methanol carrier and one liquid petroleum gas (“LPG”) carrier on long-term charter to Statoil. Through Navion Chartering AS, an entity owned jointly with Statoil, Navion has a first right of refusal on Statoil’s oil transportation requirements at the prevailing market rate until December 31, 2007. In addition to tanker operations, Navion also constructs, installs, operates and leases equipment that reduces volatile organic compound emissions during loading, transportation and storage of oil and oil products.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)
(Information as at March 31, 2004 and for the Three-Month Periods
Ended March 31, 2004 and 2003 is unaudited)

The following table summarizes the fair value of the assets acquired and liabilities assumed by the Company at April 1, 2003, the date of the Navion acquisition.
                                                                                                           As at
                                                                                                          April 1,
                                                                                                           2003
                                                                                                             $
                                                                                                    -----------------
                                                                                                         (unaudited)
         ASSETS
         Current assets                                                                                     64,457
         Vessels and equipment                                                                             543,003
         Net investment in direct financing leases                                                          45,558
         Other assets - long-term                                                                            3,835
         Intangible assets subject to amortization:
            Contracts of affreightment (15-year sum-of-years declining balance)                            117,000
         Goodwill (fixed-rate segment)                                                                      40,033
         ------------------------------------------------------------------------- ---------------- -----------------
         Total assets acquired                                                                             813,886
         ============================================================================================================
         LIABILITIES
         Current liabilities                                                                                36,270
         Other long-term liabilities                                                                         3,463
         ------------------------------------------------------------------------- ---------------- -----------------
         Total liabilities assumed                                                                          39,733
         ============================================================================================================

         Net assets acquired (cash consideration)                                                          774,153
         =============================================================================================================
The following table shows comparative summarized consolidated pro forma financial information for the Company for the three-month period ended March 31, 2003, and gives effect to the acquisition of 100% of the outstanding shares in Navion as if it had taken place on January 1, 2003:

                                                                                                   Pro Forma
                                                                                                Three Months Ended
                                                                                                  March 31, 2003
                                                                                                       $
                                                                                           --------------------------
                                                                                                  (unaudited)

         Voyage revenues................................................................             510,665
         Net income.....................................................................              99,619
         Earnings per common share......................................................
         - basic........................................................................                2.51
         - diluted......................................................................                2.46
         --------------------------------------------------------------------------------- --------------------------

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)
(Information as at March 31, 2004 and for the Three-Month Periods
Ended March 31, 2004 and 2003 is unaudited)

6.	Investments in Marketable Securities
                                                                          Gross           Gross          Approximate
                                                                        Unrealized     Unrealized         Market and
                                                           Cost           Gains          Losses        Carrying Values
                                                             $              $               $                 $
                                                      -------------- --------------- -------------- -------------------
         March 31, 2004
         Available-for-sale equity securities........      37,291        136,020               -           173,311

         December 31, 2003
         Available-for-sale equity securities........      42,180         53,331               -            95,511
Available-for-sale equity securities represent 2,906,000 shares (December 31, 2003 – 2,906,000) in A/S Dampskibsselskabet Torm and nil shares (December 31, 2003 – 351,221) in Nordic American Tanker Shipping Ltd.

7.	Goodwill and Intangible Assets

The carrying amount of goodwill as at March 31, 2004 and December 31, 2003 for the Company’s spot tanker, fixed-rate, and other reporting units, are as follows:
                                                          Spot Tanker      Fixed-Rate
                                                            Segment         Segment          Other          Total
                                                               $               $               $              $
                                                        ---------------- --------------- -------------- -------------
          Goodwill......................................       -            128,575           2,179        130,754
                                                        ================ =============== ============== =============
As at March 31, 2004 intangible assets consisted of:
                                              Weighted-Average     Gross Carrying     Accumulated     Net Carrying
                                                    Life               Amount         Amortization       Amount
                                                   (years)                $                $                $
                                            --------------------- ------------------ --------------- ----------------
          Contracts of affreightment........        15.0                124,250          17,054          107,196
          Intellectual property.............         7.0                  7,701           1,192            6,509
                                            --------------------- ------------------ --------------- ----------------
                                                    14.5                131,951          18,246          113,705
                                            ===================== ================== =============== ================
Aggregate amortization expense of intangible assets for the three months ended March 31, 2004 was approximately $4.8 million.

8.	Cash Flows

Cash interest paid by the Company during the three-month periods ended March 31, 2004 and 2003 approximated $38.3 million and $25.3 million, respectively.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)
(Information as at March 31, 2004 and for the Three-Month Periods
Ended March 31, 2004 and 2003 is unaudited)

9.	Long-Term Debt
                                                                                     March 31,        December 31,
                                                                                        2004              2003
                                                                                         $                  $
                                                                                  ----------------- ------------------
         Revolving Credit Facilities..............................................     390,000           430,000
         First Preferred Ship Mortgage Notes (8.32%) due February 1, 2006.........      64,314           109,314
         Premium Equity Participating Security Units (7.25%) due May 18, 2006.....     143,750           143,750
         Senior Notes (8.875%) due July 15, 2011 .................................     351,706           351,765
         Term Loans due through 2014 .............................................     583,568           565,277
                                                                                  ----------------- ------------------
                                                                                     1,533,338         1,600,106
         Less current portion.....................................................     101,355           102,062
                                                                                  ----------------- ------------------
                                                                                     1,431,983         1,498,044
                                                                                  ================= ==================
As of March 31, 2004, the Company had three long-term revolving credit facilities (the “Revolvers”) available, which, as at such date, provided for borrowings of up to $872.0 million, of which $482.0 million was undrawn. The amount available under the Revolvers reduces semi-annually by a combined $59.3 million, with final balloon reductions scheduled for one Revolver in 2006 and for the other two Revolvers in 2008. Two of the Revolvers are collateralized by first priority mortgages granted on 26 of the Company’s vessels, together with other related collateral, and all the Revolvers include a guarantee from Teekay for all amounts outstanding under the Revolvers.

The 8.32% First Preferred Ship Mortgage Notes due February 1, 2006 (the “8.32% Notes”) are collateralized by first preferred mortgages on seven of the Company’s Aframax tankers, together with other related collateral, and are guaranteed by seven subsidiaries of Teekay that own the mortgaged vessels (the “8.32% Notes Guarantor Subsidiaries”) to a maximum of 95% of the fair value of their net assets. As at March 31, 2004, the fair value of these net assets approximated $218.4 million. The 8.32% Notes are also subject to a sinking fund, which retires $45.0 million of the principal amount on each February 1, commencing 2004.

Condensed financial information regarding Teekay, the 8.32% Notes Guarantor Subsidiaries, and non-guarantor subsidiaries of Teekay is set out in Schedule A of these consolidated interim financial statements.

The 7.25% Premium Equity Participating Security Units due May 18, 2006 (the “Equity Units”) are unsecured and subordinated to all of the Company’s senior debt. The Equity Units are not guaranteed by any of the Company’s subsidiaries and effectively rank behind all existing and future secured debt. Each Equity Unit includes (a) a forward contract that requires the holder to purchase for $25 a specified fraction of a share of the Company’s Common Stock on February 16, 2006 and (b) a $25 principal amount, subordinated note due May 18, 2006. The forward contracts provide for contract adjustment payments of 1.25% annually and the notes bear interest at 6.0% annually. Upon settlement on February 16, 2006 of the 5.75 million forward contracts included in the Equity Units, the Company will issue between 3,267,150 and 3,991,075 shares of its Common Stock (depending on the average closing price of the Common Stock for the 20-trading day period ending on the third trading day prior to February 16, 2006).

The Company has several term loans outstanding, which, as at March 31, 2004, totaled $583.6 million. Interest payments are based on LIBOR plus a margin. At March 31, 2004 the margins ranged between 0.65% and 1.25%. The term loans reduce in quarterly or semi-annual payments with varying maturities through 2014. All term loans of the Company are collateralized by first preferred mortgages on the vessels to which the loans relate, together with certain other collateral and guarantees from Teekay, excluding the term loans of UNS totaling $307.3 million included above that are not guaranteed by Teekay.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)
(Information as at March 31, 2004 and for the Three-Month Periods
Ended March 31, 2004 and 2003 is unaudited)

Pursuant to long-term debt agreements, the amount of Restricted Payments, as defined, that the Company can make, including dividends and purchases of its own capital stock, was limited as of March 31, 2004, to $616.2 million. Certain loan agreements require that a minimum level of free cash be maintained. As at March 31, 2004, this amount was $100.0 million. Certain of the loan agreements also require that a minimum level of free liquidity and undrawn revolving credit lines (with less than six months to maturity) be maintained. As at March 31, 2004, this amount was $117.7 million.

10.	Capital Stock

The authorized capital stock of Teekay at March 31, 2004 was 25,000,000 shares of Preferred Stock, with a par value of $1 per share, and 725,000,000 shares of Common Stock, with a par value of $0.001 per share. As at March 31, 2004, Teekay had 41,099,171 shares of Common Stock and no shares of Preferred Stock issued and outstanding.

In September 2003, the Company’s 1995 stock Option Plan was terminated with respect to new grants and the Company’s 2003 Equity Incentive Plan was adopted. As at March 31, 2004, the Company had reserved pursuant to its 1995 Stock Option Plan and 2003 Equity Incentive Plan (collectively referred to as the “Plans”) 4,432,701 shares of Common Stock for issuance upon exercise of options or equity awards granted or to be granted. As at March 31, 2004, options to purchase a total of 3,063,568 shares of Teekay’s Common Stock were outstanding, of which 2,062,244 options were then exercisable at prices ranging from $16.875 to $41.19 per share, with a weighted-average exercise price of $31.61 per share. All outstanding options have exercise prices ranging from $16.875 to $67.25 per share and a weighted-average exercise price of $34.05 per share. All outstanding options expire between July 19, 2005 and March 9, 2014, ten years after the date of each respective grant.

Under Statement of Financial Accounting Standards No. 123 (“SFAS 123”), “Accounting for Stock-Based Compensation,” and as amended by Statement of Financial Accounting Standards No. 148 (“SFAS 148”), “Accounting for Stock-Based Compensation-Transition and Disclosure,” disclosures of stock-based compensation arrangements with employees are required and companies are encouraged (but not required) to record compensation costs associated with employee stock option awards, based on estimated fair values at the grant dates. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in APB Opinion No. 25 (“APB 25”) “Accounting for Stock Issued to Employees.” As the exercise price of the Company’s employee stock options equals the market price of underlying stock on the date of grant, no compensation expense has been recognized under APB 25. The following table illustrates the effect on net income and earnings per share had the Company applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation.
                                                                                 Three Months Ended March 31,
                                                                                   2004                  2003
                                                                                    $                      $
                                                                          --------------------- --------------------
         Net income - as reported.........................................       189,009                53,579
           Less: Total stock-based compensation expense...................         2,028                 2,063
                                                                          --------------------- --------------------
         Net income - pro forma...........................................       186,981                51,516
                                                                          ===================== ====================
         Basic earnings per common share:
           As reported....................................................          4.63                  1.35
           Pro forma......................................................          4.58                  1.30
         Diluted earnings per common share:
           As reported....................................................          4.37                  1.32
           Pro forma......................................................          4.32                  1.27
For the purpose of the above pro forma calculation, the fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model. The following assumptions were used in computing the fair value of the options granted: expected volatility of 35% in 2004 and 30% in 2003, expected life of five years, dividend yield of 2.0% in 2004 and 3.0% in 2003, and weighted-average risk-free interest rate of 2.7% in 2004 and 2.5% in 2003.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)
(Information as at March 31, 2004 and for the Three-Month Periods
Ended March 31, 2004 and 2003 is unaudited)

11.	Commitments and Contingencies

As of March 31, 2004, excluding Tapias, the Company was committed to the construction of one Suezmax tanker scheduled for conversion to a shuttle tanker upon delivery and 14 Aframax tankers scheduled for delivery between April 2004 and March 2008, at a total cost of approximately $616.4 million, excluding capitalized interest. As of March 31, 2004, payments made towards these commitments totaled $76.3 million, excluding $3.9 million of capitalized interest and other miscellaneous construction costs. Long-term financing arrangements existed for $254.2 million of the unpaid cost of these vessels. It is the Company’s intention to finance the remaining unpaid amount of $285.9 million through incremental debt or surplus cash balances, or a combination thereof. As of March 31, 2004, the remaining payments required to be made under these newbuilding and conversion contracts were: $214.8 million in 2004, $95.4 million in 2005, $83.2 million in 2006, $96.0 million in 2007, and $50.7 million in 2008. The Suezmax tanker newbuilding will be subject to a 13-year long-term charter contract upon delivery. Two of the Aframax tankers will be subject to 10-year long-term charters to SPT upon delivery.

The Company has been awarded a contract by a consortium of major oil companies to construct and install on five shuttle tankers, volatile compound emissions plants which reduce emissions during cargo operations. The construction and installation of these plants are expected to be completed by 2005 at a total cost to Teekay of approximately $76.1 million. As of March 31, 2004, the Company had made payments towards these commitments of approximately $25.3 million. As of March 31, 2004, the remaining payments required to be made towards these commitments were $31.8 million in 2004, and $19.0 million in 2005.

Teekay and certain subsidiaries of Teekay have guaranteed their share of the outstanding mortgage debt in four 50%-owned joint venture companies. As of March 31, 2004, Teekay and these subsidiaries had guaranteed $100.6 million, or 50% of the total $201.2 million, in outstanding mortgage debt of the joint venture companies. These joint venture companies own an aggregate of four shuttle tankers.

The Company enters into indemnification agreements with certain officers and directors. In addition, the Company enters into other indemnification agreements in the ordinary course of business. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains appropriate liability insurance that limits the exposure and enables the Company to recover future amounts paid up to the maximum amount of the insurance coverage, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

12.	Gain on Sale of Vessels and Restructuring Charge

During December 2003, the Company sold and leased back three Aframax tankers which are accounted for as vessel operating leases. The sale generated a $16.8 million deferred gain, which has been included in other long-term liabilities and is being amortized over the 7-year term of the leases. The amortization of this deferred gain for the three-month period ended March 31, 2004 is $0.6 million.

During the three-month period ended March 31, 2004, the Company incurred $0.8 million of restructuring costs associated with the closure of the Company’s Oslo office.

13.	Other Loss
                                                                                         Three Months Ended
                                                                                    March 31,           March 31,
                                                                                      2004                2003
                                                                                        $                   $
                                                                             ------------------- -------------------
         Gain on sale of available-for-sale securities.......................           873                   -
         Write-down in the carrying value of available-for-sale securities...             -              (4,910)
         Income tax expense..................................................        (2,149)             (3,322)
         Miscellaneous.......................................................           166              (3,131)
                                                                             ------------------- -------------------
                                                                                     (1,110)            (11,363)
                                                                             =================== ===================

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)
(Information as at March 31, 2004 and for the Three-Month Periods
Ended March 31, 2004 and 2003 is unaudited)

14.	Comprehensive Income
                                                                                    Three Months Ended
                                                                               March 31,          March 31,
                                                                                 2004               2003
                                                                                  $                  $
                                                                          ------------------- -----------------
         Net income                                                            189,009             53,579
         Other comprehensive income:
            Unrealized gain on available-for-sale securities                    83,087                368
            Reclassification adjustment for (gain) loss on
              available-for-sale securities included in net income                (284)             4,910
            Unrealized loss on derivative instruments                           (8,116)            (9,415)
            Reclassification adjustment for gain on
              derivative instruments                                            (1,219)              (418)
                                                                          ------------------- -----------------
         Comprehensive income                                                  262,477             49,024
                                                                          =================== =================
15.	Derivative Instruments and Hedging Activities

The Company uses derivatives only for hedging purposes. The following summarizes the Company’s risk strategies with respect to market risk from foreign currency fluctuations, changes in interest rates, spot market rates for vessels, bunker fuel prices, and the effect of these strategies on the Company’s financial statements.

The Company hedges portions of its forecasted expenditures denominated in foreign currencies with forward contracts and a portion of its bunker fuel expenditures with bunker fuel swap contracts. As at March 31, 2004, the Company was committed to foreign exchange contracts for the forward purchase of approximately Norwegian Kroner 938.6 million, Canadian Dollars 31.5 million and Singapore Dollars 8.0 million for U.S. Dollars at an average rate of 7.49 Norwegian Kroner per U.S. Dollar, 1.59 Canadian Dollar per U.S. Dollar and 1.72 Singapore Dollar per U.S. Dollar, respectively. The foreign exchange forward contracts mature as follows: $90.8 million in 2004, $54.0 million in 2005, and $5.0 million in 2006. As at March 31, 2004, the Company was committed to bunker fuel swap contracts totaling 28,500 metric tonnes, with a weighted-average price of $139.34 per tonne. The fuel swap contracts expire in April and September 2004.

As at March 31, 2004, the Company was committed to interest rate swap agreements whereby $610 million of the Company’s floating-rate debt was swapped with fixed-rate obligations having a weighted-average remaining term of 1.6 years. These agreements, which expire between May 2004 and January 2006, effectively change the Company’s interest rate exposure on $610 million of debt from a floating LIBOR rate to a weighted-average fixed-rate of 2.75%. In January 2004, the Company entered into an additional interest rate swap agreement whereby $200 million of the Company’s floating rate debt will be swapped with a fixed-rate obligation for a three-year term commencing in January 2006. The agreement will effectively change the Company’s interest rate exposure on $200 million of debt from a floating LIBOR rate to a fixed-rate of 4.24%. The Company is exposed to credit loss in the event of non-performance by the counter parties to the interest rate swap agreements, foreign exchange forward contracts, and forward freight agreements; however, the Company does not anticipate non-performance by any of the counter parties.

The Company hedges certain of its voyage revenues through the use of forward freight agreements. Forward freight agreements involve contracts to provide a fixed number of theoretical voyages at fixed rates thus hedging a portion of the Company’s exposure to the spot charter market. As at March 31, 2004, the Company was committed to forward freight agreements totaling 6.1 million metric tonnes with a notional principal amount of $48.3 million. The forward freight agreements expire between April 2004 and September 2005.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)
(Information as at March 31, 2004 and for the Three-Month Periods
Ended March 31, 2004 and 2003 is unaudited)

During the three-months ended March 31, 2004, the Company recognized a net loss of $0.2 million relating to the ineffective portion of its interest rate swap agreements and foreign currency forward contracts. The ineffective portion of these derivative instruments is presented as interest expense and other loss.

16.	Earnings Per Share

                                                                                     Three-Months Ended
                                                                             March 31, 2004       March 31, 2003
                                                                                   $                     $
                                                                          --------------------- --------------------
         Net income available for common stockholders                             189,009               53,579
                                                                          --------------------- --------------------

         Weighted average number of common shares..................            40,810,396           39,740,399
         Dilutive effect of employee stock options.................             1,431,877              710,790
         Dilutive effect of Equity Units...........................             1,018,809                    -
                                                                          --------------------- --------------------
         Common stock and common stock equivalents.................            43,261,082           40,451,189
                                                                          ===================== ====================
         Earnings per common share:...............................
           - Basic................................................                   4.63                 1.35
           - Diluted..............................................                   4.37                 1.32
For the three months ended March 31, 2003, the anti-dilutive effect of 4.1 million shares attributable to outstanding stock options and Equity Units were excluded from the calculation of diluted earnings per share. All outstanding stock options and Equity Units were dilutive for the three months ended March 31, 2004.

17.	Subsequent Event

On April 21, 2004, the Company announced that its Board of Directors had authorized a two-for-one stock split relating to the Teekay’s common stock, to be effected in the form of a 100% stock dividend. All stockholders of record on May 3, 2004 will receive one additional share of common stock for each share held. The additional shares will be distributed on or about May 17, 2004, the effective date of the stock dividend. The earnings per share amounts disclosed in these financial statements do not give effect to this stock split.

SCHEDULE A

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
(in thousands of U.S. dollars)
(unaudited)

                                                                 Three Months Ended March 31, 2004
                                           -------------------------------------------------------------------------------
                                                             8.32% Notes                                      Teekay
                                           Teekay Shipping    Guarantor    Non-Guarantor                  Shipping Corp.
                                                Corp.       Subsidiaries   Subsidiaries    Eliminations   & Subsidiaries
                                                  $               $              $              $               $
                                           -------------------------------------------------------------------------------

Voyage revenues                                       -        18,331          551,451       (18,331)         551,451
Operating expenses                                3,554         8,583          348,894       (18,331)         342,700
                                           -------------------------------------------------------------------------------
   Income (loss) from vessel operations          (3,554)        9,748          202,557             -          208,751
Other operating income                                -             -            1,677             -            1,677
                                           -------------------------------------------------------------------------------
   Operating income (loss)                       (3,554)        9,748          204,234             -          210,428
Net interest expense                            (11,526)            -           (8,783)            -          (20,309)
Equity in net income of subsidiaries            215,514             -                -      (215,514)               -
Other income (loss)                             (11,425)            -           10,315             -           (1,110)
                                           -------------------------------------------------------------------------------
Net income                                      189,009         9,748          205,766      (215,514)         189,009
Retained earnings, beginning of the period    1,095,650         5,107        1,343,883    (1,348,990)       1,095,650
Dividends declared                              (10,171)            -                -             -          (10,171)
                                           -------------------------------------------------------------------------------
Retained earnings, end of the period          1,274,488        14,855        1,549,649    (1,564,504)       1,274,488
                                           ===============================================================================

                                                                 Three Months Ended March 31, 2003
                                           -------------------------------------------------------------------------------
                                                             8.32% Notes                                      Teekay
                                           Teekay Shipping    Guarantor    Non-Guarantor                  Shipping Corp.
                                                Corp.       Subsidiaries   Subsidiaries    Eliminations   & Subsidiaries
                                                  $               $              $              $               $
                                           -------------------------------------------------------------------------------

Voyage revenues                                       -         8,867          282,232        (8,867)         282,232
Operating expenses                                3,548         8,490          175,577        (8,867)         178,748
                                           -------------------------------------------------------------------------------
   Income (loss) from vessel operations          (3,548)          377          106,655             -          103,484
Other operating expense                               -             -          (25,002)            -          (25,002)
                                           -------------------------------------------------------------------------------
   Operating income (loss)                       (3,548)          377           81,653             -           78,482
Net interest expense                            (10,816)            -           (2,724)            -          (13,540)
Equity in net income of subsidiaries             68,526             -                -       (68,526)               -
Other loss                                         (583)            -          (10,780)            -          (11,363)
                                           -------------------------------------------------------------------------------
Net income                                       53,579           377           68,149       (68,526)          53,579
Retained earnings (deficit), beginning of
the period                                      954,005       (13,112)       1,145,412    (1,132,300)         954,005
Dividends declared                               (8,542)            -                -             -           (8,542)
                                           -------------------------------------------------------------------------------
Retained earnings (deficit), end of the
period                                          999,042       (12,735)       1,213,561    (1,200,826)         999,042
                                           ===============================================================================

_________________

      (See Note 9)

SCHEDULE A

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)
(unaudited)

                                                                        As at March 31, 2004
                                          ---------------------------------------------------------------------------------
                                                            8.32% Notes                                        Teekay
                                          Teekay Shipping    Guarantor    Non-Guarantor                    Shipping Corp.
                                               Corp.       Subsidiaries    Subsidiaries    Eliminations    & Subsidiaries
                                                 $               $              $                $               $
                                          ---------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents                            -               -         304,009               -           304,009
Other current assets                             3,583             482         278,967         (96,000)          187,032
                                          ---------------------------------------------------------------------------------
     Total current assets                        3,583             482         582,976         (96,000)          491,041
Vessels and equipment (net)                          -         238,033       2,385,526               -         2,623,559
Advances due from subsidiaries                 202,851               -               -        (202,851)                -
Investment in direct financing leases                -               -          80,607               -            80,607
Other assets (principally marketable
securities                                   2,156,691               -         255,709      (2,156,691)          255,709
     and investments in subsidiaries)
Investment in joint ventures                         -               -          55,488               -            55,488
Intangible assets - net                              -               -         113,705               -           113,705
Goodwill                                             -               -         130,754               -           130,754
                                          ---------------------------------------------------------------------------------
                                             2,363,125         238,515       3,604,765      (2,455,542)        3,750,863
                                          =================================================================================
LIABILITIES & STOCKHOLDERS'  EQUITY
Current liabilities                             15,820           1,514         314,091         (96,000)          235,425
Long-term debt and other long-term             562,869               -       1,015,216               -         1,578,085
liabilities
Due (from) to affiliates                             -        (147,184)        430,183        (282,999)                -
                                          ---------------------------------------------------------------------------------
     Total liabilities                         578,689        (145,670)      1,759,490        (378,999)        1,813,510
                                          ---------------------------------------------------------------------------------
Minority interest                                    -               -          15,925               -            15,925
Stockholders' Equity
Capital stock                                  509,948              23           5,943          (5,966)          509,948
Contributed capital                                  -         369,307         136,766        (506,073)                -
Retained earnings                            1,274,488          14,855       1,549,649      (1,564,504)        1,274,488
Accumulated other comprehensive income               -               -         136,992               -           136,992
                                          ---------------------------------------------------------------------------------
     Total stockholders' equity              1,784,436         384,185       1,829,350      (2,076,543)        1,921,428
                                          ---------------------------------------------------------------------------------
                                             2,363,125         238,515       3,604,765      (2,455,542)        3,750,863
                                          =================================================================================

                                                                       As at December 31, 2003
                                          ---------------------------------------------------------------------------------
                                                            8.32% Notes                                        Teekay
                                              Teekay         Guarantor    Non-Guarantor                    Shipping Corp.
                                          Shipping Corp.    Subsidiaries   Subsidiaries     Eliminations   & Subsidiaries
                                                 $               $              $                $                $
                                         ------------------ ------------ ----------------- --------------- ----------------
ASSETS                                               -              -           292,284              -           292,284
Cash and cash equivalents
Other current assets                             1,429            344           282,476        (96,000)          188,249
                                         ------------------ ------------ ----------------- --------------- ----------------
     Total current assets                        1,429            344           574,760        (96,000)          480,533
Vessels and equipment (net)                          -        242,182         2,332,678              -         2,574,860
Advances due from subsidiaries                 309,071              -                 -       (309,071)                -
Investment in direct financing leases                -              -            73,073              -            73,073
Other assets (principally marketable
  securities         and investments
  in subsidiaries)                           1,911,491              -           155,844     (1,911,491)          155,844
Investment in joint ventures                         -              -            54,392              -            54,392
Intangible assets - net                              -              -           118,588              -           118,588
Goodwill                                             -              -           130,754              -           130,754
                                         ------------------ ------------ ----------------- --------------- ----------------
                                             2,221,991        242,526         3,440,089     (2,316,562)        3,588,044
                                         ================== ============ ================= =============== ================
LIABILITIES & STOCKHOLDERS'  EQUITY
Current liabilities                             25,371          1,746           343,515        (96,000)          274,632
Long-term debt and other long-term
liabilities                                    608,317              -         1,037,946              -         1,646,263
Due (from) to affiliates                             -       (133,657)          493,190       (359,533)                -
                                         ------------------ ------------ ----------------- --------------- ----------------
     Total liabilities                         633,688       (131,911)        1,874,651       (455,533)        1,920,895
                                         ------------------ ------------ ----------------- --------------- ----------------
Minority Interest                                    -              -            15,322              -            15,322
Stockholders' Equity
Capital stock                                  492,653             23             5,943         (5,966)          492,653
Contributed capital                                  -        369,307           136,766       (506,073)                -
Retained earnings                            1,095,650          5,107         1,343,883     (1,348,990)        1,095,650
Accumulated other comprehensive loss                 -              -            63,524              -            63,524
                                         ------------------ ------------ ----------------- --------------- ----------------
     Total stockholders' equity              1,588,303        374,437         1,550,116     (1,861,029)        1,651,827
                                         ------------------ ------------ ----------------- --------------- ----------------
                                             2,221,991        242,526         3,440,089     (2,316,562)        3,588,044
                                         ================== ============ ================= =============== ================

_________________

      (See Note 9)

SCHEDULE A

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

                                                                   Three Months Ended March 31, 2004
                                              -----------------------------------------------------------------------------
                                                                8.32% Notes                                    Teekay
                                                   Teekay        Guarantor    Non-Guarantor                Shipping Corp.
                                               Shipping Corp.   Subsidiaries   Subsidiaries   Eliminations & Subsidiaries
                                                     $               $              $              $              $
                                              ----------------- ------------- --------------- ------------ ----------------
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
                                              ----------------- ------------- --------------- ------------ ----------------
     Net cash flow from operating activities        (38,161)        13,641          229,712           -          205,192
                                              ----------------- ------------- --------------- ------------ ----------------
FINANCING ACTIVITIES
Net proceeds from long-term debt                          -              -          413,598           -          413,598
Scheduled repayments of long-term debt              (45,000)             -           (7,607)          -          (52,607)
Prepayments of long-term debt                             -              -         (428,170)          -         (428,170)
Other                                               113,344        (13,527)         (91,923)          -            7,894
                                              ----------------- ------------- --------------- ------------ ----------------
     Net cash flow from financing activities         68,344        (13,527)        (114,102)          -          (59,285)
                                              ----------------- ------------- --------------- ------------ ----------------
INVESTING ACTIVITIES
Expenditures for vessels and equipment                    -           (114)         (93,715)          -          (93,829)
Deposit for the purchase of Naviera F.
Tapias S.A.                                         (30,183)             -                -           -          (30,183)
Proceeds from dispositions of vessels and
equipment                                                 -              -            5,764           -            5,764
Other                                                     -              -          (15,934)          -          (15,934)
                                              ----------------- ------------- --------------- ------------ ----------------
     Net cash flow from investing activities        (30,183)          (114)        (103,885)          -         (134,182)
                                              ----------------- ------------- --------------- ------------ ----------------
Increase in cash and cash equivalents                     -              -           11,725           -           11,725
Cash and cash equivalents, beginning of the
period                                                    -              -          292,284           -          292,284
                                              ----------------- ------------- --------------- ------------ ----------------
Cash and cash equivalents, end of the period              -              -          304,009           -          304,009
                                              ================= ============= =============== ============ ================

                                                                   Three Months Ended March 31, 2003
                                              -----------------------------------------------------------------------------
                                                                8.32% Notes                                    Teekay
                                                   Teekay        Guarantor    Non-Guarantor                Shipping Corp.
                                               Shipping Corp.   Subsidiaries   Subsidiaries   Eliminations & Subsidiaries
                                                     $               $              $              $              $
                                              ----------------- ------------- --------------- ------------ ----------------
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
                                              ----------------- ------------- --------------- ------------ ----------------
     Net cash flow from operating activities        (10,882)          (573)          95,526           -           84,071
                                              ----------------- ------------- --------------- ------------ ----------------
FINANCING ACTIVITIES
Net proceeds from long-term debt                    139,436              -           16,297           -          155,733
Scheduled repayments of long-term debt                    -              -          (19,258)          -          (19,258)
Prepayments of long-term debt                             -              -         (200,000)          -         (200,000)
Other                                              (128,554)           868          120,890           -           (6,796)
                                              ----------------- ------------- --------------- ------------ ----------------
     Net cash flow from financing activities         10,882            868          (82,071)          -          (70,321)
                                              ----------------- ------------- --------------- ------------ ----------------
INVESTING ACTIVITIES
Expenditures for vessels and equipment                    -           (295)         (62,596)          -          (62,891)
Proceeds from disposition of assets                       -              -           18,000           -           18,000
Other                                                     -              -           (5,845)          -           (5,845)
                                              ----------------- ------------- --------------- ------------ ----------------
     Net cash flow from investing activities              -           (295)         (50,441)          -          (50,736)
                                              ----------------- ------------- --------------- ------------ ----------------
Increase in cash and cash equivalents                     -              -          (36,986)          -          (36,986)
Cash and cash equivalents, beginning of the
period                                                    -              -          284,625           -          284,625
                                              ----------------- ------------- --------------- ------------ ----------------
Cash and cash equivalents, end of the period              -              -          247,639           -          247,639
                                              ================= ============= =============== ============ ================

_________________

      (See Note 9)

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
MARCH 31, 2004
PART I – FINANCIAL INFORMATION

ITEM 2 -           MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

General

Teekay is one of the world’s leading providers of international crude oil and petroleum product transportation services, transporting oil for major oil companies, major oil traders and government agencies worldwide. As at March 31, 2004, our fleet (excluding vessels managed for third parties) consisted of 152 vessels (including 15 newbuildings on order, 51 vessels time-chartered-in and 4 vessels owned by joint ventures), for a total cargo-carrying capacity of approximately 16.0 million deadweight tonnes.

Our voyage revenues are derived from:

•	Spot voyages,
•	Time charters, whereby vessels are chartered to customers for a fixed period, and
•	Contracts of affreightment, where we carry an agreed quantity of cargo for a customer over a specified trade route within a given period of time.

Our fleet is divided into two main segments, the spot tanker segment and the fixed-rate segment.

Spot Tanker Segment

Our spot tanker segment consists of conventional crude oil tankers, oil/bulk/ore carriers, and product carriers operating on the spot market or subject to time charters or contracts of affreightment priced on a spot-market basis or short-term fixed-rate contracts. We consider contracts that have an original term of less than three years in duration to be short-term. All of our very large crude carrier fleet and substantially all of our conventional Aframax and Suezmax tanker fleets, large product and small product tanker fleets are among the vessels included in the spot tanker segment. Our dependence on the spot market, which is within industry norms, contributes to the volatility of our revenues, cash flow from operations and net income. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling. As at March 31, 2004, we had 12 Aframax tankers on order in our spot tanker segment, scheduled to be delivered between April 2004 and March 2007.

Fixed-Rate Segment

Our fixed-rate segment includes our shuttle tanker operations (operated through our subsidiaries Navion AS, or Navion, and Ugland Nordic Shipping, or UNS), floating storage and offtake vessels, a liquid petroleum gas carrier, and conventional crude oil, methanol and product tankers on long-term fixed-rate time-charter contracts or contracts of affreightment. Our shuttle tanker operations provide services to oil companies, primarily in the North Sea, under long-term fixed-rate contracts of affreightment or time-charter agreements. Historically, the utilization of shuttle tankers in the North Sea is higher in the winter months as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to the offshore oil platforms, which generally reduces oil production. As at March 31, 2004, we had three newbuilding vessels on order in our fixed-rate segment, with one Suezmax tanker scheduled to be delivered in the second quarter of 2004 (to be converted to a shuttle tanker upon delivery) and two conventional crude oil Aframax tankers which are scheduled to be delivered in January 2008 and March 2008. The Aframax tankers will commence 10-year long-term charters to our joint venture, Skaugen PetroTrans Inc. (or SPT), upon delivery. In August 2003, we entered into an agreement to provide a floating storage and offtake vessel to Unocal Thailand for a minimum period of 10 years. Our 1988-built Aframax tanker, the Namsan Spirit, has undergone conversion and commenced its charter contract to Unocal in April 2004.

Acquisition of Naviera F. Tapias S.A.

On March 15, 2004, we entered into a definitive agreement to acquire 100% of the issued and outstanding shares of Tapias. We completed this acquisition on April 30, 2004. See Item 1 — Financial Statements: Note 3 – Acquisition of Naviera F. Tapias S.A.

We expect to realize financial and operating benefits as a result of our acquisition of Tapias, including added stability to our cash flow and earnings throughout the tanker market cycle as a result of the fixed-rate, long-term nature of Tapias’ charter contracts. We expect the acquisition to be immediately accretive to earnings and Tapias’ long-term charter contracts with financially strong customers will add significantly to our fixed-rate segment and will further increase our annualized cash flow from vessel operations from long-term fixed-rate contracts. We believe the acquisition gives us a base to build on in the high-growth LNG shipping market and also provides us with further operating leverage to the spot tanker market.

Acquisition of 50% of PetroTrans Holdings Ltd.

On September 30, 2003, we acquired 50% of the issued and outstanding shares of PetroTrans Holdings Ltd., the parent company of Skaugen PetroTrans Inc. We funded this acquisition with available cash. See Item 1- Financial Statements: Note 4 — Acquisition of 50% of PetroTrans Holdings Ltd.

Acquisition of Navion AS

In April 2003, we completed our acquisition of 100% of the issued and outstanding shares of Navion AS for approximately $774.2 million in cash, including transaction costs of approximately $7 million. See Item 1 — Financial Statements: Note 5 — Acquisition of Navion AS

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States (or GAAP), which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments, and opinions. Following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application. For a further description of our material accounting policies, see Note 1 to our consolidated financial statements for the year ended December 31, 2003 included in our Annual Report on Form 20-F filed with the SEC.

Revenue Recognition

We generate a majority of our revenues from spot voyages and voyages servicing contracts of affreightment. Within the shipping industry, the two methods used to account for voyage revenues and expenses are the percentage of completion and the completed voyage methods. Most shipping companies, including us, use the percentage of completion method. For each method, voyages may be calculated on either a load-to-load or discharge-to-discharge basis.

In applying the percentage of completion method, we believe that in most cases the discharge-to-discharge basis of calculating voyages more accurately reflects voyage results than the load-to-load basis. At the time of cargo discharge, we generally have information about the next load port and expected discharge port, whereas at the time of loading we are normally less certain what the next load port will be. We use this method of revenue recognition for all spot voyages and voyages servicing contracts of affreightment, with an exception for our shuttle tankers servicing contracts of affreightment with offshore oil fields. In this case a voyage commences with tendering of notice of readiness at a field, within the agreed lifting range, and ends with tendering of notice of readiness at a field for the next lifting.

Revenues from time charters and bareboat charters are recorded over the term of the charter as service is provided.

Vessel Lives and Impairment

The carrying value of each of our vessels represents its original cost at the time of delivery or purchase less depreciation or impairment charges. Depreciation is calculated using an estimated useful life of 25 years from the date the vessel was originally delivered from the shipyard, or a shorter period if regulations prevent us from trading the vessels to 25 years. In the shipping industry, the use of a 25-year vessel life has become the prevailing standard. However, the actual life of a vessel may be different from the 25-year life, with a shorter life potentially resulting in an impairment loss. In addition, we have reduced the estimated useful lives from 25 years to an average of approximately 21 years for the 22 vessels affected by the IMO regulatory changes announced in 2003. We are not aware of any other regulatory changes or environmental liabilities that we anticipate will have a material impact on our current or future operations.

The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Both charter rates and newbuilding costs tend to be cyclical in nature. We review vessels and equipment for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. We measure the recoverability of these assets by comparing their carrying amount to future undiscounted cash flows that the assets are expected to generate over the useful remaining life. If we consider vessels and equipment to be impaired, we recognize impairment in an amount equal to the excess of the carrying value of the assets over their fair market value.

Goodwill

Effective January 1, 2002, goodwill and indefinite lived intangible assets are not amortized, but reviewed for impairment annually, or more frequently if impairment indicators arise. An impairment test requires us to estimate future cash flows. If events or circumstances change, including reductions in anticipated cash flows generated by operations, goodwill could become impaired and require a charge to earnings.

Tanker Market Overview

Tanker freight rates continued to strengthen during the first quarter of 2004 as a result of strong global oil demand and increased oil supplies from long-haul sources combined with constrained tanker supply growth. During April 2004, tanker rates have declined from the near record levels experienced during the first quarter of 2004, mainly due to seasonal factors, but remain relatively high levels when compared to historical averages.

Global oil demand, an underlying driver of tanker demand, continued to be strong, averaging 80.3 million barrels per day (mb/d) during the first quarter of 2004, down from 80.8 mb/d in the fourth quarter of 2003, but up 1.1 mb/d compared to the first quarter of 2003. On April 9, 2004, the International Energy Agency raised its forecast for 2004 oil demand to 80.3 mb/d, which would represent an increase of 2.1% over 2003.

Global oil supply grew to 82.1 mb/d in the first quarter of 2004, an increase of 0.5 mb/d from the fourth quarter of 2003. Rising Iraqi exports helped increase OPEC production by 0.3 mb/d while non-OPEC production rose by 0.2 mb/d, led by the former Soviet Union. During the first quarter of 2004, OPEC (excluding Iraq) production averaged approximately 25.9 mb/d, 1.4 mb/d above its quota of 24.5 mb/d announced in November 2003. At its March 31, 2004 meeting, OPEC reiterated its earlier decision to further reduce production quotas by 1.0 mb/d to 23.5 mb/d, effective April 1, 2004, in anticipation of the normal seasonal reduction in oil demand. Market sources indicate that OPEC continues to produce significantly above these stated quotas.

The size of the world tanker fleet increased to 320.9 million deadweight tonnes (mdwt) as of March 31, 2004, up 1.2% from the end of the previous quarter. Despite the strong tanker rates, deletions in the first quarter of 2004 of 4.0 mdwt exceeded the 3.4 mdwt of tankers scrapped in the previous quarter. Deliveries of tanker newbuildings during the first quarter totaled 7.8 mdwt, up from 5.7 mdwt in the previous quarter.

As of March 31, 2004, the world tanker orderbook stood at 82.3 mdwt representing 25.6% of the total world tanker fleet, compared to 77.7 mdwt, or 24.5%, at the end of the previous quarter.

Results of Operations

In accordance with GAAP, we report gross voyage revenues in our income statements and include voyage expenses among our operating expenses. Our voyage expenses comprise all expenses relating to particular voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. However, bulk shipping industry freight rates are commonly measured in the shipping industry at the net voyage revenues level in terms of “time-charter equivalent” (or TCE rates), defined as voyage revenues less voyage expenses, divided by calendar-ship-days. Voyage revenues and voyage expenses are a function of the type of charter, either spot charter or time-charter, and port, canal and fuel costs depending on the trade route upon which a vessel is sailing, in addition to being a function of the level of shipping freight rates. Under time-charter contracts the charterer pays for the voyage expenses whereas under voyage charter contracts the shipowner pays for voyage expenses. For this reason, shipowners base economic decisions regarding the deployment of their vessels upon anticipated TCE rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. Accordingly, the discussion of revenue below focuses on net voyage revenues (i.e. voyage revenues less voyage expenses) and TCE rates of our two reportable segments where applicable. See Item 1 — Financial Statements: Note 2 – Segment Reporting.

The following tables compare our net voyage revenues by reportable segment for the three-month periods ended March 31, 2004, and March 31, 2003 to the most directly comparable GAAP financial measure:

-------------------------------------------- -------------------------------------- ---------------------------------
                                                      Three Months Ended                   Three Months Ended
                                                        March 31, 2004                       March 31, 2003
                                             -------------------------------------- ---------------------------------
                                              Spot Tanker   Fixed-Rate              Spot Tanker  Fixed-Rate
                                                Segment       Segment      Total      Segment     Segment     Total
                                               ($000's)      ($000's)     ($000's)    ($000's)    ($000's)   ($000's)
-------------------------------------------- ------------ ------------- ----------- ----------- ---------- ----------
Voyage Revenues.............................    375,856      175,595       551,451     241,717      40,515    282,232
Voyage Expenses.............................     87,775       16,109       103,884      68,249       1,085     69,334
-------------------------------------------- ------------ ------------- ----------- ----------- ---------- ----------
Net Voyage Revenues.........................    288,081      159,486       447,567     173,468      39,430    212,898
-------------------------------------------- ------------ ------------- ----------- ----------- ---------- ----------

-------------------------------------------- -------------------------------------- ---------------------------------
                                                      Three Months ended                   Three Months Ended
                                                        March 31, 2004                       March 31, 2003
                                             -------------------------------------- ---------------------------------
                                              Spot Tanker   Fixed-Rate              Spot Tanker  Fixed-Rate
                                                Segment      Segment      Total       Segment     Segment    Total
                                                  (%)          (%)          (%)         (%)         (%)        (%)
-------------------------------------------- ------------ ------------- ----------- ----------- ---------- ----------
Voyage Revenues.............................       68            32         100          86         14        100
Voyage Expenses.............................       85            15         100          99          1        100
-------------------------------------------- ------------ ------------- ----------- ----------- ---------- ----------
Net Voyage Revenues.........................       64            36         100          81         19        100
-------------------------------------------- ------------ ------------- ----------- ----------- ---------- ----------

The following table outlines the TCE rates earned by the vessels in our spot tanker segment for the three-month periods ended March 31, 2004, and March 31, 2003:

-------------------------------------------- -------------------------------------- ---------------------------------
                                                      Three Months ended                   Three Months Ended
                                                         March 31, 2004                      March 31, 2003
                                             -------------------------------------- ---------------------------------
                                              Net Voyage                 TCE per     Net Voyage              TCE per
                                               Revenues   Calendar Days  calendar-    Revenues   Calendar   calendar-
Vessel Type                                     (000's)                  ship-day      (000's)     Days     ship-day
-------------------------------------------- ------------ ------------- ----------- ----------- ---------- ----------
Very Large Crude Carriers...................   $19,400          273       $71,062      $7,036          90    $78,178
Suezmax Tankers.............................    36,475          561        65,018           -           -          -
Aframax Tankers.............................   206,086        5,122        40,235     148,407       5,160     28,761
Oil/Bulk/Ore Carriers(1)....................     3,269          157        20,822      12,798         720     17,775
Large Product Tankers.......................    10,854          395        27,478           -           -          -
Small Product Tankers.......................    11,443          847        13,510           -           -          -
-------------------------------------------- ------------ ------------- ----------- ----------- ---------- ----------
Totals......................................  $287,527        7,355       $39,093    $168,241       5,970    $28,181
============================================ ============ ============= =========== =========== ========== ==========

(1) The oil/bulk/ore fleet's net voyage revenues exclude $0.5 million (three-month period ended March 31, 2004) and $5.2 million (three-month period ended March 31, 2003) of net voyage revenues earned by the minority pool participants in the Panamax oil/bulk/ore pool that we operated prior to our disposition of all of our oil/bulk/ore carriers and the termination of the pool.

Our acquisition of Navion was completed during April 2003. Consequently, our 2003 financial results for both the Spot Tanker Segment and Fixed-Rate Segment only reflect Navion’s results of operations commencing April 1, 2003.

Spot Tanker Segment

TCE rates for the vessels in our spot tanker segment primarily depend on oil production and consumption levels, the number of vessels scrapped, the number of newbuildings delivered and charterers’ preference for modern tankers. As a result of our dependence on the tanker spot market, any fluctuations in TCE rates will impact our revenues and earnings. Our average TCE rate for the vessels in our spot tanker segment increased 38.7% to $39,093 for the three-month period ended March 31, 2004, from $28,181 for the quarter ended March 31, 2003.

The average fleet size of our spot tanker fleet (including vessels chartered-in) increased 17.5% for the three-month period ended March 31, 2004, compared to the same period last year, primarily due to the acquisition of Navion and an increase in the number of vessels chartered-in, partially offset by the sale of 16 older vessels in the latter part of 2003.

Net voyage revenues for the spot tanker segment increased 66.1% to $288.1 million for the three-month period ended March 31, 2004, from $173.5 million for the same period last year. These increases were primarily due to higher tanker rates and the increases in average fleet size from the same period last year.

Vessel operating expenses, which include crewing, repairs and maintenance, insurance, stores and lubes, and communication expenses, decreased 25.8% to $23.4 million for the three-month period ended March 31, 2004, from $31.6 million in the same period last year. The decreases in vessel operating expenses were mainly attributable to the sale of older vessels in 2003 and lower repairs and maintenance activity, offset in part by the increase in the number of vessels resulting from the acquisition of Navion.

Time-charter hire expense increased 361.3% to $59.6 million for the three-month period ended March 31, 2004, from $12.9 million for the same period last year. The increase was due primarily to the acquisition of Navion and the sale and leaseback of three Aframax vessels in December 2003.

Depreciation and amortization expense decreased 7.4% to $24.9 million for the three-month period ended March 31, 2004, from $26.9 million for the same period last year. The decrease in depreciation and amortization was primarily attributable to the previously mentioned sale of older vessels in 2003. Drydock amortization was $4.3 million for the three-month period ended March 31, 2004, compared to $5.3 million for the same period last year. The decrease in drydock amortization was primarily due to the previously mentioned dispositions of older vessels in 2003.

Fixed-Rate Segment

The average fleet size of our fixed-rate segment (including vessels chartered-in) increased 132.0% for the three-month period ended March 31, 2004, compared to the same period last year, primarily due to the acquisition of Navion, an increase in the number of vessels chartered-in, as well as the delivery of two Aframax tankers, three Suezmax tankers and two Suezmax shuttle tankers during the latter part of 2003 and early 2004.

Net voyage revenues increased 304.5% to $159.5 million for the three-month period ended March 31, 2004, from $39.4 million for the same period last year due primarily to the increase in fleet size. The shuttle tankers acquired as part of our acquisition of Navion generated, on average, more revenue per ship day than the other vessels in our fixed-rate segment.

Vessel operating expenses increased 130.8% to $25.5 million for the three-month period ended March 31, 2004, from $11.0 million for the same period last year primarily due to the increase in fleet size.

Time-charter hire expense increased to $49.1 million for the three-month period ended March 31, 2004, from $nil for the same period last year. We did not have any chartered-in tankers in the fixed-rate segment prior to the acquisition of Navion. As at March 31, 2004, we had 13 chartered-in shuttle tankers and one chartered-in methanol carrier.

Depreciation and amortization expense increased 134.3% to $28.7 million for the three-month period ended March 31, 2004, from $12.3 million for the same period last year. The increase was mainly due to increased vessel cost amortization as a result of the increases in fleet size and the amortization of the estimated fair market value of the contracts of affreightment we acquired as part of the Navion acquisition. Depreciation and amortization expense included amortization of drydocking costs of $1.4 million in the three-month period ended March 31, 2004, compared to $1.1 million for the same period last year.

Other Operating Results

General and administrative expenses increased 87.6% to $27.6 million for the three-month period ended March 31, 2004, from $14.7 million for the same period last year. This increase was primarily the result of the acquisition of Navion and performance bonuses paid during the first quarter of 2004 which related to 2003 results.

Interest expense increased 49.9% to $21.6 million for the three-month period ended March 31, 2004, from $14.4 million for the same period last year. The increase reflects primarily the additional debt resulting from the purchase of Navion.

Interest income increased 48.2% to $1.3 million in the three-month period ended March 31, 2004 from $0.9 million in the same period last year. This increase was primarily due to higher cash balances compared to the same period in 2003, as a result of the assumption of cash from the acquisition of Navion.

A restructuring charge of $0.8 million relating to the closure of our Oslo office was recorded in the three-month period ended March 31, 2004. We had no restructuring expenses in the first quarter of 2003.

Equity income from joint ventures was $1.8 million in the three-month period ended March 31, 2004 compared to $0.8 million in the same period last year. The increase is primarily the result of our 50% investment in Skaugen PetroTrans Inc. made during September 2003.

Other loss for the three-month period ended March 31, 2004 was $1.1 million and was primarily comprised of income tax expense, minority interest expense, and foreign exchange loss, partially offset by a gain on sale of our remaining shares in Nordic American Tanker Shipping Ltd. (or NATS) and leasing income from our volatile organic compound emissions equipment. Other loss of $11.4 million for the three-month period ended March 31, 2003 was comprised primarily of a write-down of marketable securities, income tax expense, foreign exchange loss and minority interest expense, partially offset by dividend income from NATS.

As a result of the foregoing factors, net income was $189.0 million for the three-month period ended March 31, 2004, compared to $53.6 for the same period last year.

LIQUIDITY AND CAPITAL RESOURCES

As at March 31, 2004, our total cash and cash equivalents was $304.0 million, compared to $292.3 million at December 31, 2003. Our total liquidity, including cash and undrawn long-term borrowings, was $786.0 million as at March 31, 2004, up from $774.8 million as at December 31, 2003. The increase in liquidity was mainly the result of net cash flow from operating activities generated during the first quarter of 2004, partially offset by debt repayments, cash used for capital expenditures (including the $30.0 million deposit for the acquisition of Tapias), and payment of dividends. In our opinion, working capital is sufficient for our present requirements.

Net cash flow from operating activities increased to $205.2 million in the three-month period ended March 31, 2004, from $84.1 million in the same period last year, mainly reflecting the significant increase in our average spot TCE rates and the increase in our fleet size.

Scheduled debt repayments were $52.6 million during the three-month period ended March 31, 2004, compared to $19.3 million during the same period last year. Debt prepayments were $428.2 million during the three-month period ended March 31, 2004, compared to $200.0 million during the same period last year. Of our debt prepayments in the three-month period ended March 31, 2004, $330.0 million resulted from our drawing down and subsequently prepaying our Revolvers in anticipation of the closing of the Tapias acquisition and for internal restructuring purposes. In addition, $98.2 million of cash generated from operations and from proceeds of permanent financings was used to prepay certain term loans and Revolvers. Occasionally we use our Revolvers to temporarily finance capital expenditures until permanent financing is obtained, at which time we typically use all or a portion of the proceeds from the permanent financings to prepay outstanding amounts under the Revolvers.

As at March 31, 2004, our total debt was $1,533.3 million, compared to $1,600.1 million as at December 31, 2003. As at March 31, 2004, our Revolvers provided for borrowings of up to $872.0 million, of which $482.0 million was undrawn. The amount available under the Revolvers reduces semi-annually, by a combined $59.3 million, with final balloon reductions scheduled for one Revolver in 2006 and for the other two Revolvers in 2008. Our 8.32% Notes are due February 1, 2006 and are subject to a sinking fund which retires $45.0 million principal amount of the 8.32% Notes on February 1 of each year. Our Equity Units are due May 18, 2006 and our unsecured 8.875% Senior Notes are due July 15, 2011. Our outstanding term loans reduce in quarterly or semi-annual payments with varying maturities through 2014. See Item 1 – Notes to Consolidated Financial Statements: Note 9 – Long-Term Debt.

Among other matters, our long-term debt agreements generally provide for maintenance of certain vessel market value-to-loan ratios and minimum consolidated financial covenants, prepayment privileges (in some cases with penalties), and restrictions against the incurrence of new investments by the individual subsidiaries without prior lender consent. The amount of Restricted Payments, as defined, that we can make, including dividends and purchases of our own capital stock, was limited to $616.2 million as of March 31, 2004. Certain of the loan agreements require that a minimum level of free cash be maintained. As at March 31, 2004, this amount was $100.0 million. Certain of the loan agreements also require that a minimum level of free liquidity and undrawn revolving credit lines (with less than six months to maturity) be maintained. As at March 31, 2004, this amount was $117.7 million.

Dividends declared during the three-months ended March 31, 2004 were $10.2 million, or $0.25 cents per share. In October 2003, we increased our quarterly dividend from $0.215 per share to $0.25 per share.

During the three months ended March 31, 2004, we incurred capital expenditures for vessels and equipment of $93.8 million. These capital expenditures primarily represented the installment payments on our newbuildings.

As at March 31, 2004, we were committed to the construction of one Suezmax (scheduled for conversion to shuttle tanker upon delivery) and 14 Aframax tankers. See Item 1 — Notes to Consolidated Financial Statements: Note 11 – Commitments and Contingencies.

We are also committed to a 15-year capital lease on an Aframax tanker that was delivered in September 2003. The lease will require future minimum payments of $64.6 million (including a purchase obligation payment) over the remaining term of the lease.

The following table summarizes our long-term contractual obligations as at March 31, 2004 (in millions of U.S. dollars). This table does not include the commitments related to the acquisition of Tapias.

--------------------------------------------- --------- --------- --------- -------- --------- ---------- ----------
                                                 2004      2005      2006     2007      2008   There-after   Total
--------------------------------------------- --------- --------- --------- -------- --------- ---------- ----------
Long-term debt                                    49.6     126.3     308.3     92.2     324.4      632.5    1,533.3
--------------------------------------------- --------- --------- --------- -------- --------- ---------- ----------
Chartered-in vessels (operating leases)          302.7     311.5     279.1    199.7     121.0      270.5    1,484.5
--------------------------------------------- --------- --------- --------- -------- --------- ---------- ----------
Commitment for chartered-in vessel (capital
lease)                                             3.2       4.1       4.1      4.1       4.1       45.0       64.6
--------------------------------------------- --------- --------- --------- -------- --------- ---------- ----------
Newbuilding and conversion installments          214.8      95.4      83.2     96.0      50.7          -      540.1
--------------------------------------------- --------- --------- --------- -------- --------- ---------- ----------
Volatile organic compound emissions
  equipment                                       31.8      19.0         -        -         -          -       50.8
--------------------------------------------- --------- --------- --------- -------- --------- ---------- ----------
  Total                                          602.1     556.3     674.7    392.0     500.2      948.0    3,673.3
--------------------------------------------- --------- --------- --------- -------- --------- ---------- ----------

We and certain of our subsidiaries have guaranteed our share of the outstanding mortgage debt in four 50%-owned joint venture companies. See Item 1 — Notes to Consolidated Financial Statements: Note 11 – Commitments and Contingencies.

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

As part of our growth strategy, we will continue to consider strategic opportunities, including the acquisition of additional vessels and expansion into new markets. We may choose to pursue such opportunities through internal growth, joint ventures, or business acquisitions. We intend to finance any future acquisitions through various sources of capital, including internally-generated cash flow, existing credit facilities, additional debt borrowings, and the issuance of additional shares of capital stock.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the quarterly period ended March 31, 2004 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding: our future growth prospects; tanker market fundamentals, including the balance of supply and demand in the tanker market, and spot tanker charter rates; future capital expenditures; delivery dates of and financing for newbuildings, and the commencement of service of newbuildings under long-term contracts; the impact of the Tapias acquisition to our earnings, future cash flow from vessel operations and strategic position; and the growth prospects of the LNG shipping sector and the joint venture company with the Tapias shareholders. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in production of or demand for oil, petroleum products and LNG, either generally or in particular regions; the cyclical nature of the tanker industry and our dependence on oil markets; greater or less than anticipated levels of tanker newbuilding orders or greater or less than anticipated rates of tanker scrapping; changes in trading patterns significantly impacting overall tanker tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; changes in typical seasonal variations in tanker charter rates; changes in the offshore production of oil; competitive factors in the markets in which we operate; our potential inability to integrate effectively the operations of Tapias or any other future acquisitions; shipyard production delays; and other factors detailed from time to time in our periodic reports, including our Annual Report on Form 20-F for the year ended December 31, 2003, filed with the SEC. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
MARCH 31, 2004
PART I – FINANCIAL INFORMATION

ITEM 3 -           QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from foreign currency fluctuations, changes in interest rates, and bunker fuel prices and spot market rates for vessels. We use foreign currency forward contracts, interest rate swaps, bunker fuel swap contracts and forward freight agreements to manage currency, interest rate, bunker fuel price risks and spot market rates but do not use these financial instruments for trading or speculative purposes. See Item 1 — Notes to Consolidated Financial Statements: Note 15 — Derivative Instruments and Hedging Activities.

The following table sets forth further information on the magnitude of these foreign exchange forward contracts, interest rate swap agreements, bunker fuel swap contracts, and forward freight agreements:

                                                  Contract               Carrying Amount                 Fair
(in USD 000's)                                     Amount           Asset         Liability             Value
-------------------------------------------- ----------------- -------------- ----------------- --------------------
March 31, 2004
Foreign Currency Forward Contracts             $   149,830       $  14,666      $                  $     14,666
Interest Rate Swap Agreements                      810,000                           13,520             (13,520)
Bunker Fuel Swap Contracts                           3,972             224                                  224
Forward Freight Agreements                          48,329                            2,635              (2,635)
Debt (including capital lease obligation)        1,569,715                        1,569,715          (1,631,324)

December 31, 2003
Foreign Currency Forward Contracts             $   146,912       $  20,944      $                  $     20,944
Interest Rate Swap Agreements                      710,000                            9,953              (9,953)
Bunker Fuel Swap Contracts                             696             183                                  183
Forward Freight Agreements                          13,385                            1,178              (1,178)
Debt (including capital lease obligation)        1,636,758                        1,636,758          (1,686,002)
-------------------------------------------- ----------------- -------------- ----------------- --------------------

For a more comprehensive discussion related to the general characteristics of Quantitative and Qualitative Disclosures about Market Risk, please refer to Item 11 — Quantitative and Qualitative Disclosures about Market Risk contained in our Annual Report on Form 20-F for the year ended December 31, 2003.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
MARCH 31, 2004
PART II – OTHER INFORMATION

Item 1 – Legal Proceedings
               None

Item 2 – Changes in Securities and Use of Proceeds
               None

Item 3 – Defaults Upon Senior Securities
               None

Item 4 – Submission of Matters to a Vote of Security Holders
               None

Item 5 – Other Information
               None

Item 6 – Exhibits and Reports on Form 6-K

a.	Exhibits

10.1	Share Purchase Agreement, dated March 15, 2004, regarding the acquisition of Naviera F. Tapias S.A.

15.1	Acknowledgement from Ernst & Young LLP, as independent chartered accountants, dated May 11, 2004, regarding unaudited interim consolidated financial information.

b.	Reports on Form 6-K

(i)	On January 7, 2004 the Company filed a copy of its press release on Form 6-K with respect to the announcement to declare a dividend.

(ii)	On January 15, 2004 the Company filed a copy of its press release on Form 6-K with respect to the announcement to order newbuilding Aframax tankers.

(iii)	On February 26, 2004 the Company filed a copy of its press release on Form 6-K with respect to its results for the quarter and year ended December 31, 2003.

(iv)	On March 16, 2004 the Company filed a copy of its press release on Form 6-K with respect to its announcement to acquire Naviera F. Tapias S.A., and the formation of a new joint venture.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.

•    REGISTRATION STATEMENT ON FORM F-3 (NO. 33-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;
•    REGISTRATION STATEMENT ON FORM S-8 (NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000; AND
•    REGISTRATION STATEMENT ON FORM F-3 (NO. 333-102594) FILED WITH THE SEC ON JANUARY 17, 2003

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2004	TEEKAY SHIPPING CORPORATION By: /s/ Peter Evensen Peter Evensen Executive Vice-President and Chief Financial Officer (Principal Financial and Accounting Officer)

Exhibit 15.1

ACKNOWLEDGEMENT OF INDEPENDENT CHARTERED ACCOUNTANTS

We are aware of the incorporation by reference in the Registration Statement (Form S-8 No. 333-42434) pertaining to the Amended 1995 Stock Option Plan of Teekay Shipping Corporation (“Teekay”), in the Registration Statement (Form F-3 No. 333-102594) and related Prospectus of Teekay for the registration of up to $500,000,000 of its common stock, preferred stock, warrants, stock purchase contracts, stock purchase units or debt securities and in the Registration Statement (Form F-3 No. 33-97746) and related Prospectus of Teekay for the registration of 2,000,000 shares of Teekay common stock under its Dividend Reinvestment Plan of our report dated April 23, 2004, (except for Note 3 which is as of April 30, 2004), relating to the unaudited consolidated interim financial statements and the financial schedule listed in Index: Item 1 of Teekay and its subsidiaries that is included in its interim report (Form 6-K) for the quarter ended March 31, 2004.

Pursuant to Rule 436(c) of the Securities Act of 1933 our report is not a part of the registration statement prepared or certified by accountants within the meaning of Section 7 or 11 of the Securities Act of 1933.

Vancouver, Canada, May 7, 2004	/s/ ERNST & YOUNG LLP Chartered Accountants